Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2016 and 2015

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements:

Balance Sheets	2

Statements of Income and Changes in Members' Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5 - 13

INDEPENDENT AUDITORS' REPORT
The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC (a Georgia corporation), which comprise the balance sheets as of December 31, 2016 and 2015, the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 17, 2017

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2016 and 2015

Assets
Current assets:	2016	2015
Cash	$4,797,808	$1,245,327
Accounts receivable, net of allowance for doubtful accounts	2,798,784	1,830,045
Net investment in direct financing leases, current	723,472	3,171,085
Inventory	2,819,925	5,829,100
Prepaid expenses	295,416	249,538
Restricted cash	2,884,260	1,950,000

Total current assets	14,319,665	14,275,095

Net investment in direct financing leases, excluding current portion	1,691,983	11,222,788
Property and equipment, net	143,883,423	114,324,602
Other assets	506,032	234,689

Total assets	$160,401,103	$140,057,174

Liabilities and Members' Equity
Current liabilities:
Trade accounts payable	$382,025	$186,577
Accounts payable to related party	3,668,411	5,297,909
Current portion of long-term debt	25,982,642	20,890,376
Accrued liabilities	4,732,576	3,269,381

Total current liabilities	34,765,654	29,644,243

Long-term debt, excluding current maturities	94,413,444	82,768,321
Deferred income taxes	1,726,722	1,747,222

Total liabilities	130,905,820	114,159,786

Members' equity	29,495,283	25,897,388

Total liabilities and members' equity	$160,401,103	$140,057,174

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Members' Equity

Years ended December 31, 2016 and 2015

	2016	2015

Sales and lease revenue	$94,431,994	$104,838,098

Operating costs and expenses:
Cost of sales	55,398,764	73,237,365
Depreciation	21,103,637	13,538,946
Administrative and selling expenses	5,600,195	4,811,655
Gain (loss) on disposals of property and equipment	985,585	(296,993)
Other operating expenses, net	387,172	353,483

Total operating costs and expenses	83,475,353	91,644,456

Operating income	10,956,641	13,193,642

Interest expense, net	4,444,149	3,537,895

Income before income taxes	6,512,492	9,655,747

Income taxes expense (benefit)	(85,403)	594,835

Net income	6,597,895	9,060,912

Distributions paid	(3,000,000)	-
Members' equity at beginning of year	25,897,388	16,836,476

Members' equity at end of year	$29,495,283	$25,897,388

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

Years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net income	$6,597,895	$9,060,912
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	21,103,637	13,538,946
Bad debt expense	252,262	124,860
(Gain) loss on disposals of property and equipment	985,585	(296,993)
Provision for deferred income taxes	-	594,835
Other	(15,081)	16,172

Changes in operating assets and liabilities:
Accounts receivable	(1,221,001)	(1,180,900)
Inventory	3,009,175	1,070,518
Prepaid expenses	(46,602)	16,512
Restricted cash	(934,260)	(1,350,000)
Accounts payable	(1,434,050)	2,586,779
Accrued liabilities	1,463,195	2,185,012

Net cash provided by operating activities	29,760,755	26,366,653

Cash flows from investing activities:
Purchases of property and equipment	(48,988,990)	(83,610,724)
Collections on direct financing leases	1,656,746	2,991,413
Proceeds from disposals of property and equipment	7,662,619	6,023,997
Other	(276,037)	45,379

Net cash used in investing activities	(39,945,662)	(74,549,935)

Cash flows from financing activities:
Proceeds from line of credit	1,998,130	2,623,300
Payments of line of credit	(1,998,130)	(2,623,300)
Proceeds from long-term debt	66,503,324	76,996,631
Payments of long-term debt	(49,765,936)	(30,623,485)
Payment of loan costs	-	(11,070)
Distributions to members	(3,000,000)	-

Net cash provided by financing activities	13,737,388	46,362,076

Change in cash	3,552,481	(1,821,206)

Cash at beginning of year	1,245,327	3,066,533

Cash at end of year	$4,797,808	$1,245,327

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the state of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling previously owned over‑the‑road tractors and tractor‑trailers, and leasing new and previously owned over‑the‑road tractors and tractor‑trailers, to commercial trucking firms, owner‑operators, and others.

Covenant Transportation Group, Inc. ("Covenant") owns a 49% interest in the equity of the Company, and the remaining 51% equity interest is owned by the original members.

(2)	Summary of significant accounting policies

(a)     Recently adopted accounting standard

In November 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015‑17, Income Taxes: Balance Sheet Classification of Deferred Taxes (ASU 2015‑17).  The amendments in ASU 2015‑17: (i) eliminate previous guidance that required an entity to separate deferred tax liabilities and assets between current and noncurrent amounts in a classified balance sheet; and (ii) require that all deferred tax liabilities and assets of the same tax jurisdiction/filing group be offset and presented as a single noncurrent amount in a classified balance sheet.

Management elected to adopt the provisions of ASU 2015‑17 as of January 1, 2015, in order to simplify financial reporting and better align the classification with the time period in which deferred income tax items are generally recovered or settled.

(b)     Accounts receivable and credit policies

Accounts receivable primarily represent monthly payments due from customers under operating and direct financing leases.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected.  The allowance is estimated based on management's knowledge of its customers, historical loss experience, and existing economic conditions.

(c)	Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

(d)     Restricted cash

Restricted cash consists of amounts collected from lessees and held in escrow for lessee equipment maintenance.

(e)     Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight‑line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight‑line method.  Certain assets are held for lease, and are not depreciated until under lease.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment, is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(f)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

(g)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.

Revenue from lease and rental agreements is recognized based on the classification of the arrangement, as either an operating or direct financing lease. Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease.  Revenues from direct financing leases are recognized using the effective interest method, which provides a constant periodic rate of return on the outstanding investment on the lease.  A direct financing lease receivable is considered impaired, based on current information and events, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the lease.  Lease and rental revenues were approximately 38% and 25% of total revenues for the years ended December 31, 2016 and 2015, respectively.

(h)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(i)      Reclassifications

Certain reclassifications have been made to the 2015 financial statements in order for them to conform to the 2016 presentation.  These reclassifications have no effect on net income or members' equity as previously reported.

(j)      Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2016, and February 17, 2017, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  Sales to the largest customer accounted for an aggregate of $11,271,900, or 12% of total revenues, and $8,294,975, or 8% of total revenues, during 2016 and 2015, respectively.

The Company purchases equipment from a member, as well as unrelated companies.  During 2016, less than 1% of equipment purchases were from a member, and purchases from two unrelated suppliers represented 41% of total equipment purchases. During 2015, 1% of equipment purchases were from a member, and purchases from an unrelated supplier represented 41% of total equipment purchases.

Substantially all direct financing leases are guaranteed by subsidiaries of an unrelated entity.  Revenue from these leases totaled $1,656,623 and $3,383,452 during 2016 and 2015, respectively.

(4)	Accounts receivable

A summary of accounts receivable as of December 31, 2016 and 2015, is as follows:

	2016	2015
Trade receivables	$2,814,360	$1,952,813
Less allowance for doubtful accounts	15,576	122,768
	$2,798,784	$1,830,045

(5)	Net investment in direct financing leases

Investment in direct financing leases as of December 31, 2016 and 2015, consisted of the following:

	2016	2015
Total minimum lease payments to be received	$1,807,130	$14,409,446
Estimated residual values	1,006,521	4,851,526
Less unearned income	(398,196)	(4,867,099)

Net investment in direct financing leases	2,415,455	14,393,873

Less current portion	(723,472)	(3,171,085)

Net investment in direct financing leases, excluding current portion	$1,691,983	$11,222,788

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

Future minimum rental payments due from direct financing leases at December 31, 2016, were as follows:

Year	Amount

2017	$1,432,130
2018	375,000
$1,807,130

(6)     Operating leases

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2016, are as follows:

Year	Amount

2017	$28,385,892
2018	22,578,494
2019	12,962,616
2020	3,338,237
$67,265,239

(7)     Property and equipment

A summary of property and equipment as of December 31, 2016 and 2015, is as follows:

	2016	2015
Assets subject to operating leases:
Tractors	$109,046,757	$70,904,954
Trailers	57,795,652	41,206,092

	166,842,409	112,111,046
Accumulated depreciation	(33,239,074)	(18,100,172)

	133,603,335	94,010,874
Other equipment	292,013	346,048
Accumulated depreciation	(138,532)	(75,375)

	153,481	270,673
Assets held for lease	10,126,607	20,043,055

	$143,883,423	$114,324,602

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

(8)     Accrued liabilities

A summary of accrued liabilities as of December 31, 2016 and 2015, is as follows:

	2016	2015
Maintenance escrow	$2,837,863	$1,847,669
Security deposits	1,389,352	932,106
Other	300,936	203,915
Accrued interest	120,884	104,691
Accrued income taxes	83,541	181,000
	$4,732,576	$3,269,381

(9)     Long‑term debt

A summary of long‑term debt as of December 31, 2016 and 2015, is as follows:

	2016	2015
Mercedes Benz Financial Services, USA LLC Installment notes issued under $60 million facility, ranging in terms from 36 months to 48 months; 3.95% weighted average interest rate as of December 31, 2016; collateralized by tractors and trailers.	$41,281,357	$45,560,539

Regions Equipment Finance Corporation Installment notes issued under $20 million facility, in terms of 48 months; 4.26% weighted average interest rate as of December 31, 2015, collateralized by tractors and trailers and personal guarantee of a member.	-	15,327,733

First Tennessee Bank Installment notes issued under $20 million facility, ranging in terms from 24 months to 48 months; 3.91% weighted average interest rate as of December 31, 2016; collateralized by tractors and trailers and personal guarantee of a member.	17,237,982	14,548,281

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

Synovus Bank Installment notes issued under $16 million facility, ranging in terms from 36 months to 48 months; 3.79% weighted average interest rate as of December 31, 2016; collateralized by tractors and trailers and personal guarantee of certain members.	11,248,278	11,648,641

Smartbank Installment notes issued under $14 million facility, ranging in terms from 36 months to 48 months; 3.73% weighted average interest rate as of December 31, 2016; collateralized by tractors and trailers and personal guarantee of a member.	11,090,505	11,140,079

Pinnacle Bank Installment notes issued under $40 million facility, ranging in terms from 24 months to 48 months; 3.45% weighted average interest rate as of December 31, 2016; collateralized by tractors and trailers.	34,946,120	5,433,424

Ally Financial An installment note issued under $10 million facility, in terms of 48 months; 3.58% interest rate as of December 31, 2016; collateralized by tractors and trailers.	4,591,844	-

Total long‑term debt	120,396,086	103,658,697

Less current installments	(25,982,642)	(20,890,376)

Long‑term debt, excluding current installments	$94,413,444	$82,768,321

A summary of future maturities of long‑term debt as of December 31, 2016, is as follows:

Year	Amount

2017	$25,982,642
2018	30,412,316
2019	40,437,018
2020	23,564,110
2021	-
2022 and later years	-
$120,396,086

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

At December 31, 2016, the Company maintained the following bank lines of credit:

$2,000,000 facility with Capital Bank & Trust:  Interest is payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus .75%, which was 4.50% at December 31, 2016, or 4.50%. Advances under the line of credit are collateralized by equipment and guaranteed by a member. This line matures on April 19, 2017.  Advances outstanding at both December 31, 2016 and 2015, were $0.

The Company is subject to certain financial covenants under the Regions Equipment Finance Corporation, First Tennessee Bank, and Ally Financial credit facilities.

(10)   Income taxes

The provision for state income taxes during 2016 and 2015 is comprised of deferred income taxes.  Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $1,726,722 and $1,747,222 for December 31, 2016 and 2015, respectively, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

State net operating loss carryforwards of the Company approximate $25,056,074 at December 31, 2016, and are generally available for state tax purposes through 2028.

The actual income tax expense differs from the expected income tax expense due to state apportionment factors.

(11)  Contingent liabilities

The Company is sometimes a party to litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency is probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees to maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2016 and 2015

(12)  Related party transactions

The Company engaged in the following transactions with a member during the years ended December 31, 2016 and 2015, respectively:

•	Purchases of previously owned equipment amounting to $352,000 and $6,245,000, respectively.

•	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $4,967,085 and $1,257,205, respectively.

At December 31, 2016 and 2015, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $3,668,411 and $5,297,909, respectively. Accounts receivable from a member totaled $240,325 and $63,024 at December 31, 2016 and 2015, respectively.

(13)  Supplemental disclosures of cash flow statement information

	2016	2015

Interest paid	$4,427,638	$3,486,696

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